UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number	001-12869

CONSTELLATION ENERGY GROUP, INC.

(Exact name of Registrant as specified in its charter)

100 Constellation Way Baltimore, Maryland 21202 (410) 470-2800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

COMMON STOCK, WITHOUT PAR VALUE; UNSECURED DEBT SECURITIES; PREFERRED STOCK; WARRANTS; STOCK PURCHASE CONTRACTS; UNITS

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0*

*	On March 12, 2012, Exelon Corporation, a Pennsylvania corporation (“Exelon”), completed the previously announced merger contemplated by the Agreement and Plan of Merger, dated as of April 28, 2011 (the “Merger Agreement”), by and among Exelon, Constellation Energy Group, Inc., a Maryland corporation (“Constellation”), and Bolt Acquisition Corporation, formerly a Maryland corporation and wholly owned subsidiary of Exelon (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub was merged with and into Constellation (the “Initial Merger”), with Constellation continuing as the surviving corporation and wholly owned subsidiary of Exelon. On March 12, 2012, shortly following completion of the Initial Merger, Exelon and Constellation entered into and consummated an Agreement and Plan of Merger, pursuant to which Constellation merged with and into Exelon, with Exelon continuing as the surviving corporation, and the separate existence of Constellation ceased thereby.

Pursuant to the requirements of the Securities Exchange Act of 1934, Exelon Corporation, as successor to Constellation Energy Group, Inc. (Registrant), has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	May 9, 2012	By:	/s/ Jonathan W. Thayer
Jonathan W. Thayer
Executive Vice President and Chief Financial Officer